Exhibit 99.1

PRESS RELEASE

SUMR Brands Reports 2021 Fourth Quarter Results

Transaction with Kids2 Approved by Company’s Board of Directors;

Closing Expected Second Quarter

WOONSOCKET, R.I., March 16, 2022 – SUMR Brands ("SUMR Brands" or the "Company") (NASDAQ: SUMR), a global leader in premium infant and juvenile products, today announced financial results for the fiscal fourth quarter ended January 1, 2022.

Recent Highlights

•	The Company announced today that it had reached a definitive merger agreement with Kids2, Inc. (“Kids2”) pursuant to which Kids2 will acquire, subject to satisfaction of certain conditions, all issued and outstanding common stock of SUMR for $12.00 cash per share; the transaction has been unanimously approved by the Company’s Board of Directors

•	Net sales were $35.3 million in the fourth quarter versus $36.0 million in the prior-year period, as ongoing supply chain constraints impacted the Company’s ability to meet demand; however, SUMR saw continued growth across its ecommerce channels, helping to mitigate the impact of shipment delays while supporting pandemic-related shopping trends

•	SUMR reported a net loss of $4.8 million, or $(2.20) per share, for the fourth quarter of 2021 compared with a net loss of $3.4 million, or $(1.59) per share, in the prior-year period, reflecting supply chain inefficiencies; the 2021 fourth quarter included a $1.5 million valuation allowance on its deferred tax asset, while the 2020 fourth quarter included a $1.8 million debt extinguishment charge related to the Company’s refinancing and a $0.7 million impairment charge

•	Adjusted EBITDA was negative $2.0 million in the 2021 fourth quarter versus $1.4 million in the prior-year period

•	After the end of the quarter, in January 2022, the Company reached an agreement with Wynnefield Capital for a subordinate term loan of up to $5 million, providing additional liquidity and financial flexibility

“The fourth quarter of 2021 continued to be challenging across a number of fronts, with supply chain constraints and higher material costs negatively impacting our ability to meet demand and maintain margins,” said Stuart Noyes, CEO. “In general, things did not improve as we had hoped, and such conditions have remained as we begin fiscal 2022. Elevated container rates, demurrage, and related logistics expense, along with air freight – to better serve customers – have been constant headwinds against our efforts to efficiently manage supply. Working capital has also been under pressure due to the need for increased inventory and elongated transit times.

“While seeing strong demand for many of our products, we have entered into an agreement to sell SUMR to Kids2 to unlock value for shareholders. This will ensure the future of our successful, innovative products within a competitive landscape and uncertain supply chain environment. In the meantime, we are grateful for the support and near-term financial flexibility provided by Wynnefield, our largest shareholder.”

Fourth Quarter Results

Net sales for the three months ended January 1, 2022 were $35.3 million compared with $36.0 million for the three months ended January 2, 2021, with the slight decrease year-over-year primarily reflecting ongoing supply chain disruptions. While the Company often faced challenges meeting overall demand, revenue across several key product categories rose year-over-year, including potties, bathers, strollers, and boosters. Sales shifted to ecommerce channels during the quarter, with Amazon revenue up over 30% year-over-year.

Gross profit for the fourth quarter of 2021 was $7.3 million versus $10.8 million in 2020, while gross margin was 20.6% versus 30.0% last year. The margin decline largely reflects increases in transportation and raw material costs related to the aforementioned supply chain constraints.

Selling expense was $2.8 million in the fourth quarter of 2021 versus $2.6 million in 2020, and selling expense as a percent of net sales was 7.9% versus 7.2% last year. The increase year-over-year and as a percent of sales was primarily due to higher freight-out costs (accounted for as selling expense).

General and administrative expenses were $7.7 million in the fourth quarter of 2021, or 21.9% of net sales, versus $7.6 million in the fourth quarter of 2020, or 21.1% of net sales. The year-over-year change reflects higher distribution center costs as well as increases in customer-related chargebacks as a result of order cuts when demand could not be met. Interest expense was $0.4 million in the fourth quarter of 2021 versus $0.5 million in 2020.

The Company reported a net loss of $4.8 million, or $(2.20) per share, in the fourth quarter of 2021 compared with a net loss of $3.4 million, or $(1.59) per share, in the prior-year period. The 2020 fourth quarter included a $1.8 million debt extinguishment charge related to refinancing the Company’s credit facilities and a $0.7 million impairment charge associated with dissolving an Israeli subsidiary. The Company recorded a tax provision of $0.6 million in the fiscal 2021 fourth quarter, which included a $1.5 million valuation allowance on its deferred tax asset, versus a provision of $0.2 million in the comparable period of fiscal 2020.

Adjusted EBITDA, as defined in the Company’s credit agreements, for the fourth quarter of 2021 was negative $2.0 million versus $1.4 million for the fourth quarter of 2020, and Adjusted EBITDA as a percent of net sales was (5.8)% in 2021 versus 3.9% last year. Adjusted EBITDA in 2021 included $1.2 million in bank permitted add-back charges compared with $0.7 million during the prior-year period. Adjusted EBITDA, adjusted net loss, and adjusted loss per share are non-GAAP metrics. An explanation is included under the heading below "Use of Non-GAAP Financial Information," and reconciliations to GAAP measures can be found in the tables at the end of this release.

Balance Sheet Highlights

As of January 1, 2022 the Company had approximately $0.5 million of cash and $40.6 million of bank debt compared with $0.5 million of cash and $30.9 million of bank debt as of January 2, 2021. Inventory as of January 1, 2022 was $28.6 million versus $25.1 million at the beginning of fiscal 2021. Trade receivables as of the end of the fourth quarter were $30.9 million compared with $26.0 million as of January 2, 2021, while accounts payable and accrued expenses were $33.7 million compared with $34.1 million at the beginning of fiscal 2021.

As disclosed in its Form 10-K for the year ended January 1, 2022, the report of the Company’s independent auditors on SUMR’s financial statements as of January 1, 2022 includes a going concern matter of emphasis.

Conference Call Information

Management will host a conference call to discuss the financial results tomorrow, March 17, at 9:00 a.m. Eastern. To listen to the live call, visit the Investor Relations section of the Company's website at www.sumrbrands.com or dial 844-834-0642 or 412-317-5188. An archive of the webcast will be available on the Company's website.

About SUMR Brands, Inc.

Based in Woonsocket, Rhode Island, the Company is a global leader of premium juvenile brands driven by a commitment to people, products, and purpose. The Company is made up of a diverse group of experts with a passion to make family life better by selling proprietary, innovative products across several core categories. For more information about the Company, please visit www.sumrbrands.com.

Use of Non-GAAP Financial Information

This release and the referenced webcast include presentations of non-GAAP financial measures, including Adjusted EBITDA, adjusted net loss and adjusted loss per diluted share. Adjusted EBITDA means earnings before interest and taxes plus depreciation, amortization, non-cash stock-based compensation expenses and other items added back, as permitted by the Company’s credit agreements and detailed in the reconciliation table included in this release. Non-GAAP adjusted net loss and adjusted loss per diluted share means net (loss) plus unamortized financing fees and other items added back, as permitted by the Company’s credit agreements, adjustments related to changes in tax valuation allowances due to the application of the CARES Act, as well as the tax impact of these items, as detailed in the reconciliation table included in this release. Such information is supplemental to information presented in accordance with GAAP and is not intended to represent a presentation in accordance with GAAP. The Company believes that these non-GAAP financial measures provide useful information to investors to better understand, on a period-to-period comparable basis, financial amounts both including and excluding these identified items, as they indicate more clearly the Company’s operations and its ability to meet capital expenditure and working capital requirements. These non-GAAP measures should not be considered in isolation or as an alternative to such GAAP measures as net income, cash flows provided by or used in operating, investing or financing activities or other financial statement data presented in the Company’s consolidated financial statements as an indicator of financial performance or liquidity. The Company provides reconciliations of these non-GAAP measures in its press releases of historical performance. Because these measures are not determined in accordance with GAAP and are susceptible to varying calculations, these non-GAAP measures, as presented, may not be comparable to other similarly titled measures of other companies.

Forward-Looking Statements

Certain statements in this release that are not historical fact may be deemed “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbor created thereby. These statements are accompanied by words such as “anticipate,” “expect,” “project,” “will,” “believes,” “estimate” and similar expressions, and include statements regarding the Company’s expectations regarding ongoing supply chain and logistics challenges in 2022 and the pending acquisition of the Company by Kids2, Inc.. The Company cautions that these statements are qualified by important factors that could cause actual results to differ materially from those reflected by such forward-looking statements. Such factors include the impact of the COVID-19 pandemic on the Company’s supply chain and consumer demand, U.S. operations and sales in the U.S.; the Company’s reliance on foreign suppliers and potential disruption in foreign markets in which it operates; potential global supply chain disruption and increased costs of freight and transportation; potential increases in the cost of raw materials used to manufacture the Company’s products; increased tariffs, additional tariffs or import or export taxes on the cost of its products and therefore demand for its products; the Company’s ability to meet its liquidity requirements; the Company’s ability to comply with the covenants in its loan agreement and to maintain availability under its loan agreement; the Company’s ability to implement and to achieve the expected benefits and savings of its restructuring initiatives; the concentration of the Company’s business with retail customers; the ability of the Company to compete in its industry; the Company’s ability to continue to control costs and expenses; the Company’s ability to develop, market and launch new products; the Company’s ability to manage inventory levels and meet customer demand; the Company’s ability to grow sales with existing and new customers and in new channels; and other risks as detailed in the Company’s most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission. The Company assumes no obligation to update the information contained in this release.

Additional Information about the Kids2 Merger and Where to Find It

In connection with the proposed transaction with Kids2, Inc., the Company will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement on Schedule 14A and a proxy card, to be mailed to Company stockholders entitled to vote at the special meeting relating to the proposed transaction. This communication is not intended to be, and is not, a substitute for the proxy statement or any other document that the Company may file with the SEC in connection with the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE PROPOSED TRANSACTION. The definitive proxy statement, the preliminary proxy statement, and other relevant materials in connection with the transaction (when they become available) and any other documents filed or furnished by the Company with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov). In addition, copies of the proxy statement and other relevant materials and documents filed by the Company with the SEC will also be available free of charge on the Investor Relations page of the Company’s website located at https://www.sumrbrands.com.

Participants in the Solicitation of Company Stockholders

The Company and its directors and executive officers, management and employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction with Kids2. Information about the Company’s directors and executive officers and their ownership of Company common stock is set forth in its definitive proxy statement for its 2021 annual meeting of stockholders filed with the SEC on April 16, 2021. To the extent that holdings of the Company’s securities have changed since the amounts reflected in the Company’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants in the solicitation and their interests in the proposed transaction will be included in the proxy statement and other materials relating to the proposed transaction when they are filed with the SEC. These documents may be obtained free of charge at the SEC’s web site at www.sec.gov and on the Investor Relations page of the Company’s website located at https://www.sumrbrands.com.

Company Contact:

Chris Witty

Investor Relations

646-438-9385

cwitty@darrowir.com

Tables to Follow

## Summer Infant, Inc.
## Consolidated Statements of Operations
(amounts in thousands of US dollars, except share and per share data)
(unaudited)

| | Three Months Ended | | Twelve Months Ended | |
|---|---|---|---|---|
| | January 1, 2022 | January 2, 2021 | January 1, 2022 | January 2, 2021 |
| Net sales | $ 35,310 | $ 36,043 | $ 143,665 | $ 155,299 |
| Cost of goods sold | 28,029 | 25,270 | 104,286 | 104,448 |
| Gross profit | $ 7,281 | $ 10,773 | $ 39,379 | $ 50,851 |
| General and administrative expenses [1] | 7,727 | 7,594 | 28,662 | 29,360 |
| Selling expense | 2,800 | 2,590 | 10,785 | 12,574 |
| Depreciation and amortization | 564 | 785 | 2,239 | 3,348 |
| Impairment of intangible asset | - | 676 | - | 676 |
| Operating (loss)/income | $ (3,810) | $ (872) | $ (2,307) | $ 4,893 |
| Interest expense, net | 376 | 530 | 1,386 | 4,078 |
| (Gain) loss on extinguishment of debt | - | 1,800 | (1,972) | 1,800 |
| Loss before taxes | $ (4,186) | $ (3,202) | $ (1,721) | $ (985) |
| Income tax provision | 578 | 187 | 1,177 | 117 |
| Net loss | $ (4,764) | $ (3,389) | $ (2,898) | $ (1,102) |
| Loss per diluted share | $ (2.20) | $ (1.59) | $ (1.35) | $ (0.52) |
| Shares used in fully diluted EPS | 2,164,708 | 2,130,115 | 2,152,926 | 2,119,499 |

[1] Includes stock based compensation expense

## Reconciliation of GAAP to Non-GAAP Financial Measures

| | Three Months Ended | | Twelve Months Ended | |
|---|---|---|---|---|
| | January 1, 2022 | January 2, 2021 | January 1, 2022 | January 2, 2021 |
| Reconciliation of Adjusted EBITDA | | | | |
| Net loss (GAAP) | $ (4,764) | $ (3,389) | $ (2,898) | $ (1,102) |
| Plus: interest expense | 376 | 530 | 1,386 | 4,078 |
| Plus: provision for income taxes | 578 | 187 | 1,177 | 117 |
| Plus: depreciation and amortization | 564 | 785 | 2,239 | 3,348 |
| Plus: impairment of intangible asset | - | 676 | - | 676 |
| Plus: loss from extinguishment of debt | - | 1,800 | - | 1,800 |
| Plus: non-cash stock based compensation expense | 38 | 118 | 327 | 254 |
| Plus: permitted add-backs [(a)] | 1,175 | 688 | 3,683 | 3,063 |
| Adjusted EBITDA (Non-GAAP) | $ (2,033) | $ 1,395 | $ 5,914 | $ 12,234 |
| Reconciliation of Adjusted EPS | | | | |
| Net loss (GAAP) | $ (4,764) | $ (3,389) | $ (2,898) | $ (1,102) |
| Plus: permitted add-backs [(a)] | 1,175 | 688 | 3,683 | 3,063 |
| Plus: unamortized financing fees [(b)] | - | - | - | 266 |
| Plus: impairment of intangible asset [(c)] | - | 676 | - | 676 |
| Plus: (gain) loss on extinguishment of debt [(d)] | - | 1,800 | (1,972) | 1,800 |
| Less: Discrete tax benefit [(e)] | - | (15) | - | (639) |
| Tax impact of items impacting comparability [(f)] | (329) | (886) | (479) | (1,625) |
| Adjusted net (loss)/income (Non-GAAP) | $ (3,918) | $ (1,126) | $ (1,666) | $ 2,439 |
| Adjusted (loss)/earnings per diluted share | $ (1.81) | $ (0.53) | $ (0.77) | $ 1.15 |

(a) Permitted add-backs for the three months ended January 1, 2022 include special projects $822 ($230 tax impact), non-cash charges $247 ($69 tax impact), and board fees $106 ($30 tax impact). Permitted add-backs for the three months ended January 2, 2021 include severance $14 ($4 tax impact), special projects $599 ($168 tax impact) and board fees $75 ($21 tax impact). Permitted add-backs for the twelve months ended January 1, 2022 include special projects $2,661 ($745 tax impact), non-cash charges $612 ($171 tax impact), board fees $342 ($96 tax impact) and severance $68 ($19 tax impact). Permitted add-backs for the twelve months ended January 2, 2021 include special projects $2,356 ($660 tax impact), severance related costs $313 ($88 tax impact), board fees $312 ($87 tax impact), and restructuring costs $82 ($23 tax impact).

(b) Write off of unamortized financing costs associated with the reduction in the Company's Bank of America credit facility in Q1 2020, reflecting a $266 ($74 tax impact) charge for the fiscal year ended January 2, 2021.

(c) The Company recorded a $676 ($189 tax impact) asset impairment charge representing the remaining unamortized balance of the definite lived intangible asset related to the Company's Born Free Holding Limited (BFH) trademarks for both the three months ended January 2, 2021 and the fiscal year ended January 2, 2021.

(d) The loss on the extinguishment of debt of the Company's refinancing its credit facility with Bank of America, reflecting a $1,800 ($504 tax impact) charge for both the three months ended January 2, 2021 and the fiscal year ended January 2, 2021. For the fiscal year ended 2021, the gain from extinguishment of debt in the amount of $1,972 is included in Net Income.

(e) The discrete tax benefit is attributable to modifications of interest expense deductibility under the U.S. CARES Act, which had a negligible impact on earnings per diluted share in the fourth quarter of 2020.

(f) Represents the aggregate tax impact of the adjusted items set forth above based on the statutory tax rate for the periods presented relevant to their jurisdictions.